

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 21, 2016

Geoffrey J. Thompson
Chief Executive Officer
AdvantaMeds Solutions USA Fund I, Inc.
20511 Abbey Drive
Frankfort, IL 60423

      Re: AdvantaMeds Solutions USA Fund I, Inc.
              Offering Statement on Form 1-A
              Post-qualification Amendment No. 2
              Filed July 7, 2016
              File No. 024-10494

Dear Mr. Thompson:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note your response to our prior comment 1. Please file a currently dated consent of your independent auditor. Please also present an exhibit index at the beginning of Part III. Refer to Item 16 to Part III of Form 1-A.

2. We note your response to our prior comment 3. Please revise the executive background section of your offering circular to disclose Mr. Thompson's role with AdvantaMeds Solutions USA Inc. and briefly describe the business conducted by that company.

> Additionally, to the extent AdvantaMeds Solutions, Inc., or AdvantaMeds Solutions USA, Inc. are engaged in similar business or operate within similar markets as you, please add a risk factor describing the risks that these companies may compete with you and that there may be conflicts of interest in the allocation of corporate opportunities.

3. We note your response to our prior comment 5 and reissue in part. Please provide us with a copy of your agreement with Globex.

4. We note your response to our prior comment 7. The bolded language on the offering circular cover page and statements elsewhere imply that your preferred stock has been accepted or will be accepted for OTCQB quotation at the qualification date of this post-qualification amendment. Please revise the offering circular to remove this implication until such time as your preferred stock has been approved for quotation on the OTCQB tier.

Part II

Item 7. Description of Business, page 20

A. Business Plan, page 20

5. We note your response to our prior comment 9. Please disclose the street address of the commercial building in Pueblo, Colorado, you intend to purchase with a portion of the proceeds of this offering. Please also clarify, if true, that this building is not presently being used or licensed as a marijuana cultivation facility. Refer to Instruction 7 to Item 6 to Part II of Form 1-A.

6. We note your response to our prior comment 10 that "at this time there is no joint venture agreement in place and all references to such have been removed." Please reconcile this response with your disclosure here that "[a]s a Joint Venture Partner, AdvantaMeds Solutions USA Fund I, Inc. will act as a business consulting, incubator and accelerator Joint Venture Company that will seek to identify and leverage the growth potential of startup and early-stage Marijuana Industry companies with whom to merge with, enter into joint ventures with, or even acquire."

Form of Subscription Agreement

7. The representations in the first and third sentences of paragraph 4(a) are inappropriate. Additionally, the form of subscription agreement references an offering of 9% Convertible Preferred Stock. Please revise and refile the form of subscription agreement accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure